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                                                                       EXHIBIT 2

Modacad Closes Investment Round

LOS ANGELES -- (BUSINESS WIRE) -- April 9, 1999 -- Modacad, Inc. (Nasdaq/NM:MODA), an e-commerce solutions provider for the fashion industry, Friday announced that it has completed a privately placed investment of common stock and warrants valued at $8.5 million. The lead financial investor was Castle Creek Technology Partners LLC, and other financial investors included Marshall Capital Management Inc., an affiliate of Credit Suisse First Boston. Concurrently, Modacad announced that Intel Corp. has taken a $5 million equity position in Modacad in exchange for its right to present and future royalty streams under an existing business agreement.

The financial investors, led by Castle Creek, received $8.5 million of common stock priced at $10.98 per share. Additionally, these investors received five year warrants to purchase 271,889 shares of Modacad stock at a premium of 25% above the common stock purchase price, as well as one year cash-exercise warrants to purchase 323,678 shares of Modacad stock at a premium of 20% above the common stock purchase price and 15-month cash-exercise warrants to purchase 323,678 shares of Modacad stock also at a premium of 20% above the common stock purchase price. The exerciseability of the warrants is subject to shareholder approval. "This investment will expand our institutional shareholder base and give us access to the capital necessary to accelerate our expansion in the Internet e-commerce marketplace," stated Maurizio Vecchione, Modacad's president and chief operating officer.

In return for its royalty streams, Intel received $5 million of Modacad common stock, also priced at $10.98 per share. Intel also received warrants to purchase a proportionate number of shares of Modacad stock with terms substantially similar to the warrants issued to the investors led by Castle Creek. The agreement with Intel enables Modacad to apply its revenue toward the execution of its Internet strategy while maintaining its working relationship with Intel.

"Provided the value of Modacad stock increases sufficiently and the cash-exercise warrants are exercised, we would have access to up to an additional $13.5 million in cash," stated Vecchione.

As the result of this transaction, Intel and Castle Creek will each become 6.2% shareholders in Modacad. PaineWebber Incorporated and ING Baring Furman Selz LLC acted as placement agents and advisors to Modacad.

Founded in 1988, Modacad is an enabler of e-commerce for manufacturers and consumers. With more than 11 years of experience, the company is a recognized

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leader in 3-D rendering and digital content management. Modacad recently launched a new apparel e-commerce site at www.styleclick.com
<http://www.styleclick.com>, featuring fashion, fitness and beauty products, that allows users to comparison shop among leading brands. The investment will increase Modacad's ability to develop the market for styleclick.com and to enhance its Web-based merchandising products.

For further information, or a complete investor kit, contact Gail Laguna, Investor Relations manager, at 310/751-2100 or visit Modacad's Web site at www.modacad.com <http://www.modacad.com>.